June 25, 2010

VIA EDGAR

Securities and Exchange Commission
100 F Street, N.E.
Mail Stop 4561
Washington, D.C. 20549

Attn:  Kristi Marrone / Daniel L. Gordon

RE: Omega Healthcare Investors, Inc.
 Form 10-K for the year ended December 31, 2009
 Filed March 1, 2010
 File No.  001-11316

Ladies and Gentlemen:

 On behalf of Omega Healthcare Investors, Inc. (“Omega”), I am responding to the comments received from your office by letter dated June 17, 2010 (the “June Letter”) with respect to the above-referenced Form 10-K (the “Form 10-K”).

 I have restated and responded to your comments in the June Letter below.  Capitalized terms used in this letter have the meanings ascribed to them in the Form 10-K.  All page references (excluding those in the headings and the staff’s comment) refer to pages of the Form 10-K.

Form 10-K for the year ending December 31, 2009

Note 1 – Consolidation, Page F-7

1.   Comment:    We note that you consolidate TC Healthcare based upon your “substantial economic interest.”  Please clarify what this means and what accounting literature you relied upon in your determination.  Please provide us with your proposed disclosure for future filings.

Response:    In November 2007, affiliates of Haven Eldercare (Haven) filed for chapter 11 bankruptcy protection.  In February 2008, the bankruptcy court commenced with marketing the assets of Haven for sale via an auction process.  The auction process failed to produce a qualified buyer.  As a result and pursuant to our rights as ordered by the bankruptcy court, Haven moved the bankruptcy court to authorize us to credit bid certain of the indebtedness that Haven owned us in exchange for taking ownership of and transitioning certain of the assets of Haven to a new entity.  In July 2008, a new entity (TC Healthcare) was formed to operate these properties on our behalf through the use of an independent contractor.  TC Healthcare’s managing member and sole voting member, an individual with experience in operating these types of facilities, has no equity investment at risk and is unrelated to Omega.  Omega and TC Healthcare entered into an agreement that requires Omega to provide the working capital requirements for TC Healthcare and to absorb the operating losses of TC Healthcare.  The agreement also provides Omega with the right to receive the economic benefits of the entity.  The shareholder receives compensation which is based upon a fixed salary plus incentives.  TC Healthcare is a variable interest entity as the entity does not have sufficient equity investment at risk to support its operations without subordinated financial support.  Additionally, Omega has the power to direct the activities as the Company has the unilateral right to replace the shareholder who directs the day to day activities of TC Healthcare. Omega is deemed the primary beneficiary of TC Healthcare as Omega has the controlling economic interest in the entity and therefore, consolidated the operations of TC Healthcare.  We relied on the accounting guidance set forth in FASB ASC 810-10 Consolidation in reaching our conclusion with respect to our accounting for TC Healthcare.

We have reviewed our disclosure related to consolidation of the TC Healthcare business.  We will modify future disclosures to clarify the meaning of “substantial economic interest.”  We will modify our future disclosure as stated below:

On July 7, 2008, we took ownership and/or possession of 15 facilities through bankruptcy court proceedings which were previously operated by Haven.  Prior to July 7, 2008, we had (i) leased eight facilities to Haven under a master lease agreement and (ii) provided mortgage financing to a Haven entity for seven facilities that we had previously consolidated according to accounting rules regarding variable interest entities then in place.  As a result of the bankruptcy court judgment, the bankruptcy court retired the mortgage on the seven facilities in exchange for ownership of the facilities and awarded us certain other operational assets of Haven as well.  Accordingly, effective July 7, 2008, we were no longer required to consolidate the Haven entity for which we had provided the mortgage because all of the assets of the Haven entity were transferred to us and we no longer had a variable interest in the Haven entity.  In addition to receiving title to the seven facilities and certain other operational assets, on July 7, 2008, we assumed operating responsibility for the 15 Haven facilities.  In July 2008, a new entity (TC Healthcare) was formed to operate these properties on our behalf through the use of an independent contractor.  TC Healthcare’s managing member and sole voting member, an individual with experience in operating these types of facilities, has no equity investment at risk and is unrelated to Omega.  Omega and TC Healthcare entered into an agreement that requires Omega to provide the working capital requirements for TC Healthcare and to absorb the operating losses of TC Healthcare.  The agreement also provides Omega with the right to receive the economic benefits of the entity.  TC Healthcare is a variable interest entity as the entity does not have sufficient equity investment at risk to support its operations without subordinated financial support.  Additionally, Omega has the power to direct to the activities as the Company has the unilateral right to replace the shareholder.  Omega is deemed the primary beneficiary of TC Healthcare as Omega has the controlling economic interest in the entity and therefore, consolidated the operations of TC Healthcare.

Note 7 – Concentration of Risk, Page F-21

2.   Comments:    Please include summarized financial information, as defined by Rule 1-02(bb) of Regulation S-X, for CommuniCare in all future filings for periods in which your investment exceeds 10% of total assets.

Response:    We do not have an equity investment in CommuniCare or any subsidiary of CommuniCare.

We have reviewed our disclosure for our concentration of risk, and more specifically related to our concentration of risk related to our real estate investments in facilities we own and lease to CommuniCare.

We have not made acquisitions in excess of 10% of our total assets and leased the assets to CommuniCare in any of the three year periods ended December 31, 2009.  In future periods if such acquisitions occur, we will provide the required disclosure.

We have secured real estate mortgage investments with CommuniCare, but such investments do not exceed 10% of our total assets.  We will provide the required disclosure in future filings if events change.

In connection with the forgoing response, we hereby acknowledge that:

•	The company is responsible for the adequacy of the disclosure in the filing;

•	Staff comments or changes to the disclosure in the response to the staff comments do not foreclose the Commission from taking any action with respect to the filings; and

•	The company may not assert staff comments as a defense in any proceeding initiated by the commission or any person under the federal securities laws of the United States.

Thank you for your consideration of our responses to your comments.  We sincerely hope that the staff views our responses as complete and would very much appreciate the staff contact us as soon as practicable to inform us if any further information is required in connection with its review.

If you have any questions, or if we can be of further assistance to you in the review process, please call me at (410) 427-1722.  Our fax number is (410) 427-8822.

Omega Healthcare Investors, Inc.

By:	/s/ Robert Stephenson
Robert O. Stephenson
Chief Financial Officer

Enclosures
cc:	Taylor Pickett
Michael Ritz
Rick Miller
Eliot Robinson
Clint Bowes
Michelle Montes